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Eric Newton • 3rd

MBA Candidate at Carnegie Mellon Tepper School of Business

Pittsburgh, Pennsylvania

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Carnegie Mellon Tepper School of Business

Carnegie Mellon University - Tepper School of...

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500+ connections

Start-up and program management experience with an emerging markets perspective.

Media (3)

Interview: Jeune Afrique "Boissons : avec « Tambour », le sodabi conquiert les bars à cocktail"

Interview: US New: Concentrations"

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Highlights

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Probono consulting and volunteering, Joining a nonprofit.

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Opinion | U.S. politicians get China in Africa all wrong

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MBA Candidate

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Greater Pittsburgh Area

Concentrations: Strategy, Marketing
Involvement: Consulting Club, Data Analytics Club

Media (1)

Interview: U.S. News "Why MBA Applicants Should Research Concentrations"





Co-Founder, Chief Marketing Officer
VooDoo Spirits, Inc.
Sep 2012 – Present • 5 yrs 8 mos
United States / Republic of Benin

[VooDoo Spirits distills and bottles premium-quality, award-winning West African Palm Liquor for international distribution.]

• Strategy: Identified opportunities to leverage under-utilized resources and prototype new liquor brand in Benin, West Africa. Positioned brand to expand globally and achieve 94% CAGR since 3Q 2013.

• Product Marketing: Performed product analysis to understand competitive landscape to launch and fine-tune branding across multiple platforms and languages, driving demand to nearly 100 retailers in 4 years.

Media (2)

Interview: Jeune Afrique "Boissons : avec « Tambour », le sodabi conquiert les bars à cocktail"

Interview: Le M...
béninoise à bas...



Corporate Strategy & Development MBA Intern
Western Digital
Jun 2017 – Aug 2017 • 3 mos
Orange County, California



Regional Coordinator / Volunteer Leader
Peace Corps
Jul 2011 – Aug 2012 • 1 yr 2 mos
Parakou, Benin

• Managed team of 6 Francophone full-time contracted U.S. Federal Employees by preparing work schedules and assigning specific duties, as well as managing monthly salaries, time-off, and insurance issues.

• Planned and administered federal budgets for salaries, equipment, and supplies for regional program operations.

• Acted as consultant to upper-level administration in the regional capital as well as Washington DC Headquarters regarding, security, regional politics, and program efficacy.

• TA at University of Parakou for Web-based Marketing undergraduate courses.

• Co-Founded American Cultural Center under the direction of the US Embassy to Benin, including computer lab and library.

• Created and maintained relations with the local city and national government, and international NGOs.



Rural Community Health Volunteer
Peace Corps
Jul 2010 – Jul 2011 • 1 yr 1 mo
Benin

• Program Management: Instituted post-natal nutritional consultancy program to bridge gap between western medicine and local customs, resulting in a 20% decrease in infant mortality rates for children in the region aged 0-5 years old.

• Process Efficiency: Standardized patient record-keeping process to increase institutional memory and reduce loss of patient records in rural governmental health center, decreasing vaccination processing by over 70%.

• Project Management: Launched an infant growth-tracking program for a population of 10,000 to identify persistent illnesses hampering healthy development.

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Education



Carnegie Mellon University - Tepper School of Business
Master of Business Administration (MBA)
2016 – 2018
Activities and Societies: Data Analytics Club • Consulting Club



UCLA
Bachelor's degree, Social Sciences
2009
Activities and Societies: • UCLA Sailing Team • UCLA TV Writer/Actor • Resident Assistant (RA) • UCLA charitable mentorship program Volunteer Recruiter / Leader